Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Six Months Ended
	June 30, 2015
Earnings
Income from continuing operations before provision for income taxes	$382
Income from equity investees	(39)
Distributed income from equity investees	27
Interest and amortization of deferred finance costs	481
Amortization of capitalized interest	5
Implicit rental interest expense	57

Total Earnings	$913

Fixed Charges
Interest and amortization of deferred finance costs	$481
Capitalized interest	8
Implicit rental interest expense	57

Total Fixed Charges	$546

Ratio of Earnings to Fixed Charges	1.67	x